Filed Pursuant to Rule 433

File No. 333-179607

CAPSTEAD MORTGAGE CORPORATION

7.50% Series E Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

May 8, 2013

Issuer:	Capstead Mortgage Corporation

Securities Offered:	7.50% Series E Cumulative Redeemable Preferred Stock

Shares Offered:	6,000,000 shares

Over-Allotment Option:	900,000 shares

Trade Date:	May 8, 2013

Settlement and Delivery Date:	May 13, 2013 (T+3)

Public Offering Price:	$25.00 liquidation preference per share; $150,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $4,725,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $145,275,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	7.50% per annum of the $25.00 per share liquidation preference ($1.875 per annum per share)

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on the 15th day of each January, April, July and October, provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day. The first dividend will be payable on July 15, 2013 in the amount of $0.32292 per share and will be paid to the persons who are the holders of record of the Series E Preferred Stock at the close of business on the corresponding record date.

Dividend Record Date:	The last day of the calendar quarter, whether or not a business day, immediately preceding the applicable dividend payment date; the first dividend record date will be June 30, 2013.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	May 13, 2018

Conversion Rights:

Share Cap: 3.81388

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 22,883,280 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series E Preferred Stock is exercised, not to exceed 26,315,772 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $6.555 (which is 50% of the per share closing price of our common stock reported on the NYSE on May 7, 2013), subject to adjustment in certain circumstances, the holders of the Series E Preferred Stock will receive a maximum of 3.81388 shares of our common stock per share of Series E Preferred Stock.

Proposed NYSE Listing Symbol:	CMOPRE

CUSIP:	14067E 605

ISIN:	US14067E6059

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Joint Lead Managers:	Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC

Co-Managers:	JMP Securities LLC Mitsubishi UFJ Securities (USA), Inc.

The issuer has filed a registration statement (including a base prospectus dated February 23, 2012) and a preliminary prospectus supplement, dated May 8, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (866) 718-1649 or UBS Securities LLC by calling toll-free (877) 827-6444, extension 561 3884.